MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2014

Date of Report: August 7, 2014

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated August 7, 2014 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2014 and its audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2014 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2014. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

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NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Funds from operations” is calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. Operating netback and funds from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash provided by operating activities calculated in accordance with IFRS.

The following table reconciles cash provided by operating activities to funds from operations:

	Three months ended June 30		Six months ended June 30
(CA$ thousands)	2014	2013	2014	2013
	$	$	$	$
Cash provided by (used in) operating activities	(482)	522	55	695
Change in operating working capital	450	(255)	300	(640)
Funds from (used in) operations	(32)	267	355	55

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2013 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended June 30, 2014 relative to the most recent annual financial statements as at and for the year ended December 31, 2013.

FINANCIAL REPORTING UPDATE Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s consolidated financial statements.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at June 30, 2014 and have concluded that such disclosures and procedures are effective.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from April 1, 2014 to June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at June 30, 2014 and have concluded that such internal controls over financial reporting are effective. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

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RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

1.

Closed the sale of 65% of the Company’s working interest in the initial 4 wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million drilling and completion program planned for 2014 to be funded 100% by the Purchaser of the assets.

2.	Retired the related loan facility of $3.5 million due to a Canadian institutional lender.

3.	Increased production by 38% to 554 BOE/d for the six months ended June 30, 2014 from production of 401 BOE/d for the comparative period in 2013; and

4.	Increased gross revenues by 18% from $4.6 million for the six months ended June 30, 2013 to $5.4 million for the six months ended June 30, 2014.

REVENUE

Second Quarter 2014 vs. Second Quarter 2013	Three Months Ended June 30
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	193	282	-32%
Natural gas (mcf/d)	2,209	843	162%
Total (BOE/d)	561	422	33%

Average realized prices:
Oil and natural gas liquids ($/bbl)	87.76	86.66	1%
Natural gas ($/mcf)	5.27	3.98	32%
Total ($/BOE)	50.91	65.76	-23%

Revenue, before royalties:
Oil and natural gas liquids	1,541	2,221	-31%
Natural gas	1,056	305	246%
Total	2,597	2,526	3%

For the three months ended June 30, 2014 (“Q2 2014”), total revenue, before royalties, increased by $71,000 or, 3%, as an increase in production offset lower combined average realized prices..

The decrease in oil production for Q2 2014 as compared with Q2 2013 was due to normal declines and production curtailment of the main oil producing wells at Woodrush for annual Oil and Gas Commission of B.C. authorized inspections of the Company’s production facilities in Q2 2014. In addition to the inspection downtime, production was further curtailed by an overhaul of the main compressor facility and the related cleaning of various storage tanks and other production vessels.

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The increase in natural gas production for Q2 2014 is directly related to the commencement of production from the four wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

Year-to-date 2014 vs. Year-to-date 2013	Six months ended June 30
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	179	257	-31%
Natural gas (mcf/d)	2,250	864	160%
Total (BOE/d)	554	401	38%

Average realized prices:
Oil and natural gas liquids ($/bbl)	90.39	84.99	6%
Natural gas ($/mcf)	6.05	3.92	54%
Total ($/BOE)	53.73	62.90	-15%

Revenue, before royalties:
Oil and natural gas liquids	2,922	3,952	-26%
Natural gas	2,460	612	302%
Total	5,382	4,564	18%

For the six months ended June 30, 2014, total revenue, before royalties, increased by $818,000 or, 18%, as an increase in production offset lower combined average realized prices.

The decrease in oil production for the first half of 2014 compared to the same period of 2013 was attributable to the temporary production curtailment of the main oil producing wells at Woodrush due to the Company’s “turnaround” of its production facilities, combined with normal declines.

The increase in natural gas production for the first half of 2014 is directly related to the commencement of production from the four wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

OIL OPERATIONS

	Three months ended June 30			Six months ended June 30
($/bbl)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Oil and NGL's revenue, realized price	87.61	86.52	1%	90.39	84.95	6%
Royalties	(15.43)	(17.40)	-11%	(15.49)	(16.81)	-8%
Operating and transportation expenses	(27.93)	(21.86)	28%	(25.53)	(26.53)	-4%
Operating netback	44.26	47.26	-6%	49.37	41.61	19%

The average price received for oil sales in the first half of 2014 increased in line with the Edmonton Par oil prices which averaged $103.42 per barrel received for the first half of 2014, up 14% from $90.77 per barrel received for the six months ended June 30, 2013.

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Average oil royalties paid for the three and six months ended June 30, 2014 were consistent with those paid in the three and six months ended June 30, 2013.

Operating and transportation expenses averaged $27.93 per barrel in the first half of 2014. This represents an increase of 28% from $21.86 per barrel in the first half of 2013. The increase in per unit operating and transportation expenses resulted from the costs associated with the workover of one of the main oil producing wells at Woodrush, the normal “turnaround” of the production facilities at Drake/Woodrush, and higher NGL processing fees for the wells at Kokopelli.

NATURAL GAS OPERATIONS

	Three months ended June 30			Six months ended June 30
($/mcf)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Gas revenue, realized price	5.27	3.98	32%	6.05	3.92	54%
Royalties	(0.85)	(0.62)	37%	(1.11)	(0.58)	92%
Operating and transportation expenses	(4.56)	(2.65)	72%	(3.83)	(2.82)	36%
Operating netback	(0.13)	0.71	-119%	1.12	0.52	117%
Barrel of oil equivalent netback ($/BOE)	(0.79)	4.25	-119%	6.71	3.10	117%

The average price received for gas sales increased by 32% and 54% for the three and six months ended June 30, 2014, relative to the corresponding periods of the prior year. The increase in Dejour’s average realized gas price for both periods reflected higher benchmark prices in both Canada and the United States.

Average gas royalties for the three and six months ended June 30, 2014 were significantly higher compared to the corresponding periods of the prior year. Initiation of gas production from the four wells at Kokopelli in August 2013 contributed to the increase in royalties in both periods as the effective rate in Colorado is approximately 50% higher than the lower royalty rates for marginal gas production in British Columbia.

Average operating and transportation expenses paid for the three and six months ended June 30, 2014 were higher compared to the corresponding periods of the prior year. The increase in per unit operating and transportation expenses resulted from the costs associated with the workover of one of the gas producing wells at Drake/Woodrush, the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield, and higher water hauling costs for the gas wells at Kokopelli.

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FINANCING EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Interest on bank credit facility	31	61	-49%	72	116	-38%
Interest on financial contract liability	125	143	-13%	256	281	-9%
Interest on loan facility	268	22	1118%	521	22	2268%
Finance fees	2	59	-97%	3	(17)	118%
Accretion of decommissioning liabilities	14	9	56%	29	16	81%
	440	294	50%	881	418	111%

Average debt outstanding	6,301	4,706	34%	6,313	5,190	22%
Average interest rate on debt	19.0%	5.2%	266%	18.8%	4.5%	320%

Interest expense per BOE (1)	5.86	2.16	171%	5.92	1.90	211%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes (i) interest on bank debt and (ii) interest on loan facility.

Interest expense related to the Company’s bank debt for the three and six months ended June 30, 2014 was lower compared to the corresponding periods of the prior year. The decrease was due to lower average bank debt outstanding.

Interest expense related to the Company’s loan facility for the three and six months ended June 30, 2014 was substantially higher compared to the corresponding periods of the prior year as the facility was originally drawn down in June 2013.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Salary and benefits	243	437	-44%	589	895	-34%
Other G&A expenses	710	555	28%	1,368	1,222	12%
Gross G&A expenses	953	992	-4%	1,957	2,117	-8%
Capitalized G&A expenses	(139)	(119)	17%	(278)	(237)	17%
Overhead recoveries	(36)	(20)	80%	(63)	(44)	43%
Total net G&A expenses	778	853	-9%	1,616	1,836	-12%
$ per BOE	15.24	22.19	-31%	16.13	25.30	-36%

Salary and benefits decreased by 44% and 34% for the three and six months ended June 30, 2014, relative to the corresponding periods of the prior year. The decrease was due to a reduction in the number of salaried employees at the Company’s office in Denver, Colorado as part of an overall plan to achieve profitability in the U.S. This also contributed to the lower gross G&A expenses for the three and six months ended June 30, 2014.

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STOCK BASED COMPENSATION

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Stock based compensation expense	434	243	79%	521	300	74%
$ per BOE	8.50	6.32	35%	5.20	4.13	26%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to the issuance of a significant number of stock options in January and April 2014, SBC expenses increased in the three and six months ended June 30, 2014. Additionally, higher share prices in the first half of 2014 contributed to the increase in SBC expenses.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Amortization and depletion	623	699	-11%	1,361	1,330	2%
Impairment losses	69	36	92%	69	192	-64%
Total amortization, depletion and impairment losses	692	735	-6%	1,430	1,522	-6%
$ per BOE	13.56	19.12	-29%	14.27	20.97	-32%

The decrease in amortization and depletion for the current quarter was primarily due to lower depletion for producing oil and gas wells at Drake/Woodrush due to lower production. This was offset by the depletion recorded for the 4 wells at Kokopelli that commenced production in August 2013.

During the six months ended June 30, 2013, the Company recorded an impairment loss because the carrying value of its uranium properties exceeded their recoverable amounts at June 30, 2013.

LOSS FOR THE PERIOD

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Income (loss)	730	(1,075)	168%	(2,252)	(2,285)	-1%
$ per common share, basic	0.004	(0.007)	162%	(0.014)	(0.015)	-8%
$ per common share, fully diluted	0.003	(0.007)	148%	(0.014)	(0.015)	-8%
$ per BOE	14.30	(27.96)	151%	(22.47)	(31.48)	-29%

The 168% decrease in the loss for the current quarter is attributable to the $1.9 million gain on disposition of property and equipment and $0.6 million gain on revaluation of warrant liability. This was offset by higher operating and transportation expenses for the quarter.

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FUNDS FROM OPERATIONS

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change	2014	2013	% change
	$	$		$	$
Funds from operations	(32)	267	-112%	355	55	545%
$ per common share, basic	(0.000)	0.002	-111%	0.002	0.000	502%
$ per common share, diluted	(0.000)	0.001	-114%	0.002	0.000	368%
$ per BOE	(0.63)	6.94	-109%	3.54	0.76	368%

Funds from operations for the three months ended June 30, 2014 decreased by 112%, compared to the three months ended June 30, 2013 as a result of lower operating oil and gas netbacks due to non-recurring workovers on certain wells at Drake/Woodrush and the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield in March 2014.

Funds from operations for the six months ended June 30, 2014 increased by 545%, compared to the six months ended June 30, 2013 as a result of higher operating oil and gas netbacks.

Funds flow from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the six months ended June 30, 2014, the Company acquired certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed).

Additions to property and equipment and exploration and evaluation assets:

	Six months ended June 30, 2014		Six months ended June 30, 2013
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	64	4.8%	79	13.1%	-19%
Drilling and completion(1)	623	46.5%	82	13.6%	660%
Facility and pipelines	360	26.9%	216	35.7%	67%
Capitalized general and administrative	286	21.4%	223	36.9%	28%
Other assets	6	0.4%	5	0.8%	20%
	1,339	100.0%	605	100.0%	121%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014

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CAPITAL RESOURCES AND LIQUIDITY

Dejour manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. Dejour may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	June 30, 2014	December 31, 2013
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	210	1,238	-83%
Bank credit facilities	2,560	2,900	-12%
Loan facility	0	2,911	-100%
Financial contract liability(2)	3,240	6,121	-47%
Net debt	6,010	13,170
Share capital	93,165	90,274	3%
Contributed surplus and accumulated other comprehensive income	9,773	9,664	1%
Deficit	(93,091)	(90,839)	2%
Total Capital	15,857	22,269

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids

(2)	Excludes warrant liability, derivative liability, decommissioning liability, and other liabilities

Working Capital Deficit

As at June 30, 2014 (CA$ thousands)	$
Working capital deficit	(4,381)
Non-cash warrant liability	1,028
Non-cash derivative liability	583
Adjusted working capital deficit	(2,770)
Add: Bank line of credit	2,560
Adjusted working capital deficit (excluding bank line of credit)	(210)

The adjusted working capital deficit at June 30, 2014 includes $912,000 of cash and cash equivalents, $1,343,000 of accounts receivable, and $41,000 of prepaids and deposits and $2,506,000 of accounts payable and accrued liabilities. The 83% decrease in working capital deficit from December 31, 2013 to June 30, 2014 is primarily due to the net cash proceeds of $532,000 received on June 30, 2014 from the partial sale of DUSA’s working interest in the Kokopelli Project in Colorado, increased accounts receivable from related production increases at Drake/Woodrush, and the net cash proceeds received from shares issued pursuant to a private placement ($685,000) and upon the exercise of certain employees incentive stock options ($1,630,000) in the first half of 2014.

Dejour expects to fund operations and capital expenditures with funds flow from operations, drawings on its bank credit facilities, existing cash and cash equivalents and by accessing the capital markets, as required.

TSX: DEJ; NYSE MKT: DEJ	12	www.dejour.com

Bank Credit Facilities

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations. The next annual review of the Credit Facility is scheduled in July 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2014, DEAL was in compliance with its working capital ratio requirement.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014, the next review date. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

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On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return provided for in the December 31, 2012 contract. The Drilling Fund further agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016 in determining the net liability owed by Dejour USA to the Drilling Fund at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in according with industry-accepted valuation standards.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September, 2016 ($4,568,000), net of the present value of the residual reserve values ($1,328,000), or $3,240,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Accretion expense (US$233)	249
Foreign exchange loss	21
6,391
Less:
(a) Net operating income (US$617)	(658)
(b) De-recognition of financial contract liability (US$2,336)	(2,493)
Balance at June 30, 2014 (US$3,035)	3,240

Share Capital

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the six months ended June 30, 2014, 8,373,750 stock options were exercised with an average exercise price of $0.19 each for gross and net proceeds of $1,630,000. Directors and Officers of the Company exercised 4,581,250 stock options with an average exercise price of $0.19 each.

TSX: DEJ; NYSE MKT: DEJ	14	www.dejour.com

CAPITAL RESOURCES

In the second half of 2014, the Company plans to commence a $2.5 million capital expenditure program, including the drilling of 2 infill wells, in Northeastern, British Columbia. The Company expects to fund this program through the use of a combination of cash provided by operating activities and new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of June 30, 2014, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	99	125	49	-	-	Nil	273
Bank credit facility	2,560	-	-	-	-	Nil	2,560
Financial contract liability(1)	-	-	3,240	-	-	Nil	3,240
Total	2,659	125	3,289	-	-	Nil	6,073

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS AND SUBSEQUENT EVENT

During the six months ended June 30, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $444,000 (2013 - $601,000) and non-cash stock-based compensation of $352,000 (2013 - $266,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $10,000 (2013 - $11,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at June 30, 2014 is $29,000 (December 31, 2013 - $10,000) owing to HEC.

(d)

On July 3, 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for a deemed value of $1,939,000. A company controlled by the CEO of the Company (“HEC”) has a 5% working interest in the Drake/Woodrush property and the CEO abstained from voting when the Company’s Audit Committee and the Board of Directors approved the transaction on June 4, 2014. On July 14, 2014, the Company obtained regulatory approval for the acquisition and the issuance of the shares from the Toronto Stock Exchange.

TSX: DEJ; NYSE MKT: DEJ	15	www.dejour.com

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at June 30, 2014.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending June 30, 2014:

(CA$ thousands, except per unit amounts)	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Gross oil and gas revenues	2,597	2,785	2,354	2,399	2,526	2,038	1,630	1,552
Net income (loss)	730	(2,982)	4,350	(4,642)	(1,075)	(1,210)	(9,452)	(1,365)
Per share - basic ($/common share)	0.004	(0.019)	0.029	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)
Per share - fully diluted ($/common share)	0.003	(0.019)	0.022	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)
Total assets	22,661	28,485	25,499	22,509	27,377	26,525	27,575	30,606
Average production (BOE/d)	561	546	620	591	422	379	319	346
Average realized price ($/BOE)	50.91	56.65	41.58	44.27	65.76	59.69	55.55	48.73
Operating netback ($/BOE)	14.75	26.39	17.55	21.47	32.99	21.95	22.43	3.45
Netback as a percentage of sales	29%	47%	42%	49%	50%	37%	35%	7%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 2nd quarter of 2014 to the 2nd quarter of 2013, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

TSX: DEJ; NYSE MKT: DEJ	16	www.dejour.com

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DEJ; NYSE MKT: DEJ	17	www.dejour.com